UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant  to Section  16(a) of the  Securities  Exchange  Act of 1934,
        Section 17(a) of the Public Utility Holding Company Act of 1935
            or Section 30(f) of the Investment Company Act of 1940

1.   Name and Address of Reporting Person
     Dwyer, Richard R.
     270 Adelaide Street
     Debary, Florida 32713

2.   Issuer Name and Ticker or Trading Symbol
     N/A

3.   IRS or Social Security Number of Reporting Person (Voluntary)


4.   Statement for Month/Year
     12/31/99

5.   If Amendment, Date of Original
     N\A

6.   [X]  Director                           [ ]  10% Owner
     [ ]  Officer (give title below)         [ ]  Other (specify below)




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Table I -- Non-Derivatie Securities Beneficially Owned

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1. Title       2. Transaction  3. Transaction  4. Securities Acquired    5. Amount of       6. Ownership       7. Nature of Indirect
   of Security    Date            Code            (A) or Disposed of (D)    Securities Ben-    form: Direct (D)   Ownership
                                                  Amount    A/D  Price      eficially owned    or Indirect (I)
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
Common Stock   4/30/99        C                   1,000    A      $10.00      11,000             D

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Table  II  --Derivative   Securities  Beneficially  Owned  (e.g.,  puts,  calls,
warrants, options, convertibel securities)
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1.Title of  2.Conversion   3.Trans. 4.Trans.  5.Number of  6.Date Exer- 7.Title and   8.Price   9.Number      10.Owner- 11.Nature of
  Deriva-     or Exercise    Date     Code      Derivative   cisable      Amount of     of        of Deriva-     ship    Indirect
  tive        price of                          Securities   and expira-  Underlying    Deriva-   tive Secur-    Direct Beneficial
  Secur-      Derivative                        Acq. (A)     tion date    Securities    tive      ities Bene-      (D)  Ownership
  ity                                           or Dis. (D)                             Secur-   ficially owned    or
                                                                        Title  Amount   ity      at end of year  Indirect
                                                                                                                   (I)
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
Warrants    10.00          4/30/99  C         D    1,000      4/27/00  Common 1,000             9,000         D

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


                                   /s/Richard R. Dwyer              12/16/99
                                   --------------------             --------
                                  Signature of Reporting Person       Date